WEALTH MINERALS LTD.

(An Exploration Stage Company)

MANAGEMENT DISCUSSION AND ANALYSIS

Year Ended November 30, 2006

MANAGEMENT DISCUSSION AND ANALYSIS

OVERVIEW

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of the business of Wealth Minerals Ltd. (“Wealth” or the “Company”) for the year ended November 30, 2006 and compares its financial results for the year ended November 30, 2006 to the previous year.  This MD&A should be read in conjunction with the Company’s audited financial statements for the years ended November 30, 2006 and 2005.  The Company’s reporting currency is the Canadian dollar, and all monetary amounts in this MD&A are expressed in Canadian dollars unless otherwise stated.  The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles.

This MD&A contains certain statements which may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding future anticipated exploration program results and the timing thereof, discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to identify one or more economic deposits on its properties, to obtain all necessary permits, licenses and approvals required to carry out work on its properties, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

DATE

This MD&A reflects information available as at March 16, 2007.

THE BUSINESS OF THE COMPANY

Background

Wealth is a junior mineral resource exploration company with a focus on the acquisition, exploration and development of mineral properties prospective for precious metals and uranium.  It presently holds, or has the right to acquire, interests in mineral properties located in British Columbia, Argentina and Peru.  The Company maintains its head office in Vancouver, British Columbia.

The Company was incorporated in Alberta, Canada but was continued into British Columbia, Canada on January 9, 2006 and is a reporting issuer in British Columbia and Alberta.  The Company’s common shares trade as a Tier 2 issuer on the TSX Venture Exchange (“TSX”) under the trading symbol “WML”, on the US OTCBB under the trading symbol “WMLLF”, and on the Frankfurt Stock Exchange under the trading symbol “EJZ”.  On January 14, 2004, the Company consolidated its share capital on a four old shares for one new share basis and changed its name from Triband Enterprise Corp.

The mineral exploration business is very high risk.  Major risks applicable to the Company include:

1.

The chance of finding an economic ore body is extremely small, and the vast majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

2.

The market for junior resource equities, where the Company raises funds, is extremely volatile.  Even though the Company believes that it has sufficient funds on hand to meet its current requirements, there is no guarantee that it will be able to raise additional funds as it requires them.

3.

The establishment of undisputed title to mineral properties is often a time consuming process and even though the Company has diligently investigated title to all its mineral properties there is no guarantee of title.

4.

Currency fluctuations may affect the Company as its transactions are often conducted in US dollars, Argentinean pesos, and Peruvian Nuevo Soles.

5.

Some of the Company’s properties are located in Argentina and Peru and will be affected by the political stability and laws of those countries.

6.

There is no guarantee that the Company can obtain the necessary governmental permits, consents, approvals and licenses for its proposed operations as and when required.

7.

Environmental concerns and the fluctuation of metal prices, both of which are beyond the Company’s control, may significantly alter the economics of the exploitation of any mineral deposits that it may discover or acquire.

(See “Risk Factors”)

Fiscal 2006 Highlights

Exploration Activities

Argentina

North-western Argentina Uranium Project

The Company initiated an extensive program of exploration in north-western Argentina in October, 2005.  This work continued until mid-June 2006 when operations were suspended for the winter months, and concentrated on the evaluation of the properties held by Madero Minerals S.A. (“Madero”), an Argentinean company that may be acquired by the Company under an option agreement, two additional properties staked by the Company, the examination of several property submittals by third parties, and limited regional prospecting.  This work resulted in writing off 15 of the original package of 17 prospects held by Madero, advancement of two (Alemania and Amblayo properties) to the next stage of exploration and the discovery and acquisition of the Diamante-Los Patos project.

Field operations recommenced in mid September, 2006 after the Argentine winter and consisted of detailed exploration at the Diamante-Los Patos property, follow-up mapping and sampling of the Amblayo property as well as continued regional prospecting.  In addition, several promising areas of anomalous radioactivity were prospected in detail, however, subsequent sampling returned only weakly anomalous values.  Continued prospecting around the Diamante-Los Patos property resulted in several discoveries on the property.  Approximately 74,040 hectares of additional ground was staked to cover possible extensions of known mineralization and prospective environments with similar structural parameters.

Madero Minerals S.A. Option

Pursuant to an agreement dated July 11, 2005 (“LOI”) between the Company and the individual shareholders of Madero Minerals S.A. (“Madero”), a private Argentinean corporation, the Company has the option (subject to regulatory acceptance - received October 21, 2005) to acquire all of the outstanding securities of Madero from its shareholders.  In order to exercise the option, the Company is required to pay the shareholders USD 100,000 (paid) and issue the shareholders an aggregate of 600,000 common shares, as follows: 100,000 shares 10 days after regulatory acceptance (issued), 200,000 shares on or before November 8, 2006 (issued), and 300,000 shares on or before November 8, 2007.

At the time of the execution of the LOI, Madero held, or had applied for, 17 prospective uranium properties in Argentina.  Based upon initial work completed by the Company, 15 of the properties have been dropped, and further work has focused on the two remaining projects, Alemania and Amblayo.  In addition, subsequent to the execution of the LOI, Madero has continued to actively seek out and apply for/acquire additional “cateos” (exploration concessions) covering prospective uranium properties which would be acquired by the Company upon the exercise of the option to acquire Madero.  Although Madero believes that the majority of such applications will be successful, there can be no assurance that all or any of such cateos will be granted.  Madero may determine to abandon some of such applications in order to secure title to others of the cateos applied for or to apply for other cateos.

Alemania Property

During the fourth quarter a compilation and review of the data on all previous exploration activities on the property was completed.  This re-examination of the main areas of mineralization concluded that exploration potential is limited and no further work is recommended on this property.

Amblayo Property

A summary report, completed in mid May 2006, recommended specific follow-up exploration work on six defined target areas on the property.  Detailed geological mapping and sampling was completed over areas recommended for follow-up work.  Uranium mineralization can be traced extensively along narrow stratigraphic horizons, however tonnage potential appears to be limited.  No further work is contemplated at this time.

Based on the regional prospecting program, Madero has applied for a number of additional cateos.  Follow-up work on these additional properties b y the Company is planned, but has not yet commenced.

Diamante-Los Patos Property

The Diamante Los Patos Property consists of 19 cateos covering an area of approximately 140,904 hectares, which have been applied for by Madero on behalf of the Company.  Of these, 9 (approximately 66,867 hectares) have been granted.  The data which led to the discovery of the Diamante-Los Patos project was supplied by two prospectors, and in consideration of being provided with such data, the Company has issued an aggregate of 100,000 common shares to the prospectors.  If the Company does not exercise the option to acquire Madero (See “Madero Minerals S.A. Option” above), the Diamante-Los Patos properties will be transferred by Madero to the Company’s nominee.

The Diamante-Los Patos property is located along the northern flanks of the Cerro Galan Caldera Complex.  The Cerro Galan Caldera Complex measures approximately 60 kilometres in diameter and is believed to be the second largest caldera in the world.  Uranium mineralization is hosted by poor to semi-consolidated colluvial sediments as well as dacitic to rhyolitic ignimbrite and associated felsic fragmental volcanics.  Initial trenching previously defined a minimum aggregate area of 11 square kilometres in four zones which contain highly anomalous uranium mineralization.  The results are interpreted to reflect the surface expressions or leakage from a large, structurally controlled, volcanic-hosted system.

A fully equipped field camp was established at the Diamante-Los Patos property in September, 2006 and access roads were completed and upgraded.  Approximately 40 kilometres of picket grids were established over the original discovery areas at the Diamante and Los Patos mineralized zones.  Radiometric surveys and soil sampling surveys were completed over these grid areas and approximately 2200 samples were submitted for analyses.  This work outlined areas for trenching and subsequently 24 trenches aggregating 1200 lineal meters were completed at the Diamante Zone.  These trenches were sampled in detail and the results are summarized in Table 1.  Further trenching was completed at Diamante in January and February 2007 to expand upon mineralization encountered in the December trenching program.

Table 1:  Summary of significant trench results – Diamante Zone

Zone	Trench #	Results – lb U3O8/t (ppm uranium)
Diamante	DZ#1	6m @ 0.5 lbs/t U3O8(196 ppm uranium)
	DZ#2	4.5m @ 0.36 lbs/t U3O8 (140 ppm uranium) 3m @ 0.28 lbs/t U3O8 (108 ppm uranium)
	DZ#4	3m @ 0.29 lbs/t U3O8 (112 ppm uranium) 3m @ 0.43 lbs /t U3O8 (168 ppm uranium)
	DZ#5	6m @ 0.54 lbs/t U3O8 (208 ppm uranium)
	DZ#7	3m @ 0.32 lbs/t U3O8 (125 ppm uranium) 4.5m @ 0.25 lbs/t U3O8 (100 ppm uranium) 4.5m @ 0.35 lbs/t U3O8 (138 ppm uranium)
	DZ#12	3m @ 0.84 lbs/t U3O8 (325 ppm uranium)
	DZ#17	13.5m @ 0.45 lbs/t U3O8 (172 ppm uranium)
	DZ#18	22.5m @ 0.50 lbs/t U3O8 (194 ppm uranium)

Continued prospecting at the Diamante-Los Patos property resulted in the discovery of five additional mineralized zones (referred to as the Alfredo, Bingo, Southwest, Los Patos Sur and Los Patos SW zones).  Trenching has been completed at Los Patos and Alfredo Zones and sampling of these trenches began in mid March, 2007.  To date, on all zones, the Company has completed 12,246 lineal meters of trenching (84 trenches and 9 pits) and 168 kilometres of detailed gridding.  A total of 2,387 composite rock/soil samples and 1,955 trench, prospecting and character samples have been taken.  Detailed mapping of the newly discovered zones, as well as of all trenches, was completed during February 2007 and property-wide mapping at 1:10,000 scale was completed in February-March 2007.

The Alfredo Zone, located roughly 5 kilometres northwest of the Los Patos Zone, was discovered in mid-November 2006.  A total of 60 characterization samples from mineralized outcrops returned values ranging from geochemically anomalous to 6.6 lbs/t U3O8  (2530 ppm uranium) and average 0.81 lbs/t U3O8 (315 ppm uranium).  Mineralization is associated with a series of northwest trending breccia and fracture zones related to parallel, steeply dipping faults.  Trenching has extended mineralization to both the east and west with highly elevated radiometric readings averaging 2,000 counts/second (C/S) recorded over widths of up to 200 meters.  The best continuous radiometric anomaly presently measures 2,400 meters by 700 meters and remains open.

The Southwest Zone is located about 7 kilometres south of the Diamante Zone.  It has been partly defined but is at least 4.0 kilometres long (north-south) by a minimum of 400 metres wide.  In total, 18 grab samples were taken from areas of anomalous radioactivity with values ranging from geochemically anomalous to 6 lbs/ton U3O8 (2334 ppm uranium) and average 1.49 lbs/ton U3O 8 (575 ppm uranium).

The Bingo Zone is located approximately two kilometres north of the Alfredo Zone, previously the most northerly occurrence on the property.  Outcropping disseminated uranium mineralization (1 to 4 millimetre blebby autunite) hosted in felsic volcanics of the Cerro Galan Caldera suite occurs over a minimum area of 525 meters strike by 70 meters width and is open primarily to the west, south and at depth.  Twenty-eight preliminarily characterization samples produced results ranging from 0.4 to greater than 26 lb/t U3O8, with an average of 3.4 lb/t U3O8.

The Los Patos Sur and Los Patos South West Zones are located approximately 1.2 kilometres south and 2 kilometres west-south-west, respectively, of the Los Patos Zone, the most southerly previously identified occurrence.  There is little exposure in these areas and the extent of the showings is presently being defined.  Radiometric readings range from 900 counts per second (C/S) to off-scale (+9,999) C/S for Los Patos Sur and from 900 to 5,200 C/S for Los Patos South West.

Planning was recently completed for a regional airborne geophysical survey and bids have been solicited from 2 contractors.  Grids are currently being laid out for extensive radon gas surveys over mineralized areas and their projected extensions.  This work is slated to begin in late March 2007 and is expected to take several months to complete.

The results of the various geological, geochemical geophysical surveys, trench mapping and sampling will be integrated during the coming months and targets for drilling will be established.  An extensive drilling program is projected to commence in the 3rd quarter of 2007.

San Jorge Basin Uranium Project

The Company, through Madero, has applied for 18 cateos (exploration concessions) covering approximately 162,758 hectares in the province of Chubut, Argentina.  The Company has also negotiated options to acquire an interest in additional cateos in Chubut, as follows:

1.

pursuant to an option agreement dated March 13, 2007 between the Company and two Peruvian individuals, the Company has the option to acquire a 100% interest in and to 20 cateos (exploration concessions) located in the province of Chubut, Argentina in consideration of the issuance of an aggregate of 50,000 shares, as to 10,000 shares 21 days after TSXV acceptance of the agreement and as to an additional 10,000 shares on each of the first, second, third and fourth anniversaries of the date of such acceptance;

2.

pursuant to an option agreement dated March 13, 2007 between the Company and two Peruvian individuals, the Company has the option to acquire a 100% interest in and to 20 cateos (exploration concessions) located in the province of Chubut, Argentina in consideration of the issuance of an aggregate of 50,000 shares, as to 10,000 shares 21 days after TSXV acceptance of the agreement and as to an additional 10,000 shares on each of the first, second, third and fourth anniversaries of the date of such acceptance; and

3.

pursuant to an option agreement dated March 13, 2007 between the Company and a Peruvian individual, the Company has the option to acquire a 100% interest in and to 11 cateos (exploration concessions) located in the province of Chubut, Argentina in consideration of the issuance of an aggregate of 50,000 shares, as to 10,000 shares 21 days after TSXV acceptance of the agreement and as to an additional 10,000 shares on each of the first, second, third and fourth anniversaries of the date of such acceptance.

Each of these option agreements is subject to acceptance for filing by the TSXV.

In June, 2006, an airborne geophysical survey was completed over a portion of the Company’s holdings in the province of Chubut.  This survey outlined a number of targets for detailed ground follow-up.

Also, during July and August 2006, a detailed structural study of the entire San Jorge Basin was completed.  This study integrated the results of regional geological mapping, geochemistry, geophysics, satellite imagery and regional tectonics with known uranium occurrences and delineated a number of local and regional target areas for more concentrated ground exploration.

During the months of July through September, 2006, extensive work was done on obtaining permission from surface owners to enter and carry out exploration on their property (usually large sheep ranches), and a fully equipped office was set up in the city of Trelew.  Field operations recommenced in early October 2006 with a crew of approximately eight geologists and prospectors.  Exploration consisted of detailed follow-up work (reconnaissance traversing with scintillometers) of approximately 120 target areas developed from the airborne geophysical survey and the detailed structural analysis of the San Jorge Basin completed by Rankin in June-August, 2006.

To date, approximately 70% of these targets have been examined and 5 have been designated as worthy of more detailed work.  It is estimated that a total of approximately 1,300 rock samples have been collected so far during the program.  Of these, analyses for 875 have been received and results are currently being collated.  It is hoped that all targets will have been evaluated in a first pass basis by the end of the current field season (May 30, 2007).

Detailed grid mapping and sampling is in progress on two target areas.  Depending upon the size of the prospective areas delineated by detailed work, consideration will be given to completing ground radon gas surveys and/or trenching.

Peru

Carabaya Uranium Project

The Issuer has acquired a 100% interest in 4 uranium prospects from two arm’s length private Peruvian companies.  The prospects consist of an aggregate of six petitorios, totalling 3,800 hectares, all located over the Neogene volcanic Quenamari Formation, within, and adjacent to, the Macusani Uranium Project in south-eastern Peru (a joint venture of Frontier Pacific Mining Corporation and Solex Resources Corp.). The petitorios are divided into 4 properties: the Radiante I (1,000 ha), the Radiante II (1,000 ha), the Hilton (1,000 ha), and the Voluptuosa I, II and III (800 ha), all of which are located in an area approximately 20 km west of the town of Macusani in the District of Corani, Province of Carabaya, Department of Puno, Peru.

The Quenamari Formation contains numerous uraniferous occurrences that have previously been explored by geochemical and ground-based radiometric methods, trenching and diamond drilling.  One of the Issuer’s petitorios, the Voluptuosa I, lies adjacent to the Samillo I concession of Frontier Pacific/Solex that contains the Agaton prospect.  Regionally, uranium mineralization consists mainly of autunite, meta-autunite, gummite and pitchblende, in a gangue of pyrite, galena, sphalerite (+Ag) and, locally, stibnite.  Mineralization takes the form of fracture infill (veinlets), and minor disseminations.

The Company plans a work program, consisting of the evaluation of the new acquisitions geologically and radiometrically with a view to defining targets for advanced ground based radiometric survey and follow-up.  However, during the year the Company has focused its activities primarily in Argentina, and no additional work has yet been completed on the Carabaya project.

British Columbia

Mackenzie Gold Project

Field work on the project was completed in late September, 2006.  All data was collated and reproduced on a series of maps at various scales.  The 2006 work program was successful in locating gold mineralization in a series of mesothermal quartz veins in the only geochemical anomaly that was trenched.  At least 6 additional geochemical anomalies remain untested.  The Company is currently reviewing the results of 2006 exploration work and a decision regarding further work or joint venturing of the property will be made in the near future.

In order to maintain the option to acquire the Mackenzie Gold Project in good standing, the Company will be required to pay the property vendors an additional $25,000, and issue an additional 250,000 shares, on or before June 27, 2007.  The final payment of $25,000 and issuance of 250,000 shares is due on or before June 10, 2008.

Qualified Person and QA/QC

James M. Dawson, P. Eng., a “qualified person” under National Instrument 43-101, is responsible for overall supervision of the Company’s exploration programs on its properties in Argentina and British Columbia and has supervised the preparation of the scientific and technical information that forms the basis for the disclosure with respect to the Company’s exploration activities on such properties, and the results thereof, in this MD&A.  Mr. Dawson is not independent of the Company by virtue of being a shareholder and the holder of incentive stock options.  Mr. Dawson is also one of the optionors of the Mackenzie Gold Project, which the Company holds an option to acquire.

Leslie Oldham, EurGeol, Title No. 645, is the Issuer’s consulting geologist and a qualified person, as defined by National Instrument 43-101, for the Carabaya Uranium Project in Peru, and has supervised the preparation of the scientific and technical information that forms the basis for the disclosure with respect to the Company’s exploration activities on such properties, and the results thereof, in this MD&A.  Mr. Oldham is independent of the Company.

The Company has Quality Assurance/Quality Control (QA/QC) protocols in place for all drilling, rock, soil, and stream sediment sampling programs as part of all geochemical sampling, sample preparation, sample shipping and sample analysis and compilation procedures.

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties, initially in British Columbia, Argentina and Peru.  Due to the nature of the Company’s proposed business and the present stage of exploration of its mineral properties (which are primarily early stage exploration properties with no known resources or reserves), the following risk factors, among others, will apply:

Mining Industry is Intensely Competitive:  The Company’s business is the acquisition, exploration and development of mineral properties.  The mining industry is intensely competitive and the Company will compete with other companies that have far greater resources.

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  The vast majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

Permits and Licenses:  The operations of the Company will require consents, approvals, licenses and/or permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary consents, approvals, licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

No Assurance of Profitability:  The Company has no history of earnings and, due to the nature of its business there can be no assurance that the Company will ever be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is from the sale of its common shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Environmental Matters:  Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund.  The Company’s right to exploit any mining properties is and will continue to be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Insufficient Financial Resources:  The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of all of its planned exploration and development programs.  The development of the Company’s properties will therefore depend upon the Company’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There can be no assurance that the Company will be successful in obtaining the required financing.  Failure to raise the required funds could result in the Company losing, or being required to dispose of, its interest in its properties.  In particular, failure by the Company to raise the funding necessary to maintain in good standing the various option agreements it has entered into could result in the loss of the rights of the Company to such properties.

Foreign Counties and Regulatory Requirements:  Most of the mineral properties held by the Company are located in Argentina or Peru, where mineral exploration and mining activities may be affected in varying degrees by political instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company’s business in that country.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel:  The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.  This is especially true as the competition for qualified geological, technical and mining personnel and consultants is particularly intense in the current marketplace.

Currency Fluctuations:  The Company presently maintains its accounts in Canadian dollars.  Due to the nature of its operations in such countries, the Company also maintains accounts in U.S. dollars, Argentine pesos and Peruvian nuevo soles.  The Company’s operations in Argentina and Peru and its proposed exploration expenditures in such countries are denominated in either local currencies or U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results.

Price Fluctuations and Share Price Volatility:  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that continual and extreme fluctuations in price will not occur.

Surface Rights and Access:  Although the Company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures.  In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming.  In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access.  However, in areas where there are local populations or land owners, it is necessary, as a practical matter, to negotiate surface access.  There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities.  In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction

Title:  Although the Company has taken steps to verify the title to the mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).  Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

RESULTS OF OPERATIONS

The following is a summary of significant events and transactions that occurred during the year:

1.

The Company raised $3,035,000 (gross) from three private placements.

2.

The Company raised $2,537,600 (gross) through the exercise of 3,289,500 share purchase warrants and $537,250 (gross) through the exercise of 730,000 stock options.

3.

The Company incurred exploration costs of approximately $6.9 million (2005 - $1.9 million) on its currently active mineral property interests.

4.

On December 1, 2005, the Company changed its accounting policy to capitalizing all costs related to investments in mineral property interests on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures net of recoveries.  This change in policy has been retroactively applied.  The effect of the change in accounting policy on the consolidated financial statements of the prior year is to capitalize $1,894,875 of exploration costs that would otherwise have been expensed.

5.

Significant management changes occurred resulting in Mr Henk Van Alphen becoming the President and Chief Executive Officer (effective July 12, 2006), Mr. Lawrence W. Talbot becoming the Vice-President and General Counsel (effective July 1, 2006) and Ms. Marla Ritchie becoming the Corporate Secretary (effective August 14, 2006).  In addition, at the Annual General Meeting held on December 5, 2006, Mr. Gary Freeman did not stand for re-election as a director, and Messrs. Jeffrey Pontius and Maurice Strong were elected as directors.

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations.  For more detailed information, refer to the accompanying Financial Statements.

	Years Ended November 30
	2006	2005 (re-stated)	2004 (re-stated)
Total revenues	$ -	$ -	$ -
Loss before other items	1,977,603	1,212,324	1,085,507
Net loss	1,931,779	1,281,180	1,630,322
Basic and diluted loss per share	(0.11)	(0.11)	(0.24)
Total assets	10,815,156	4,147,110	3,035,983
Future income tax liabilities	155,447	$ -	$ -
Weighted average common shares outstanding	17,145,600	11,648,823	6,732,969
Cash dividends	-	-	-

Results of Operations: Annual

During the year ended November 30, 2006, the Company incurred a loss of $1,931,779 compared to $1,281,180 in the prior year.  The loss in 2006 increased by $650,599 and was comprised primarily of the following expenses which include non-cash stock based compensation expense:

	2006
	Expense category	Stock-based compensation	Total
Consulting fees	$ 231,571	$ 431,691	$ 663,262
Professional fees	243,007	20,863	263,870
Salaries	22,338	69,546	91,884
Shareholder communications	203,817	74,406	278,223
	$ 700,733	$ 596,506	$ 1,297,239

	2005
	Expense category	Stock-based compensation	Total
Consulting fees	$ 213,240	$ 157,074	$ 370,314
Professional fees	125,413	-	125,413
Salaries	146,023	-	146,023
Shareholder communications	157,287	72,458	229,745
	$ 641,963	$ 229,532	$ 871,495

The Company recognizes an expense for stock options granted, and a share issuance cost in respect of agents’ warrants issued in connection with private placements, as determined by the Black-Scholes pricing model.

Salaries in 2005 are comprised exclusively of costs relating to the Company’s former President who resigned in early 2005.

All other administrative expense categories, except for rent, increased as compared to 2005.  These increases are due to a higher level of exploration and related regulatory and business activity.  Travel expenses were incurred primarily by directors, officers and consultants in respect of property due diligence, financing activities, and for general corporate purposes, and has increased with the level of exploration activity.

Consulting fees of $663,262 (2005 - $370,314) include $324,621 (2005 -163,856) paid to related parties (see “Transactions with Related Parties” below).

On December 1, 2005, the Company changed its accounting policy to capitalizing all costs related to investments in mineral property interests on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures net of recoveries.  This change in policy has been retroactively applied.  The effect of the change in accounting policy on the consolidated financial statements of the prior year is to capitalize $1,894,875 of exploration costs that would otherwise have been expensed. The Company believes that given the significantly increased level of exploration activity during the past two fiscal years, together with the benefits of consistent accounting treatment and presentation used by other Canadian exploration companies, that this change in accounting policy will provide better information with respect to its investment in its mineral properties.

The Company incurred expenditures on its mineral properties as follows:

	Years Ended November 30
	2006	2005 (re-stated)	2004
Peru
Acquisition	$ 1,200,005	$ -	$ 426,606
Exploration	-	8,562	58,241

Argentina
Acquisition	451,000	263,760
Exploration	4,086,316	884,403

Canada
Acquisition	403,000	178,000
Exploration	735,158	568,712

Nevada, USA, Properties
Acquisition	-	-	-
Exploration	-	578	19,415

Less amounts written off	-	(9,140)	(504,262)
Total mineral properties	$ 6,875,479	$ 1,894,875	$ -

SUMMARY OF QUARTERLY RESULTS

The table below sets out the quarterly results, expressed in Canadian dollars, for the past eight quarters:

Fiscal 2006

	Three month periods ended
	November 30, 2006	August 31, 2006 (re-stated)	May 31, 2006 (re-stated)	February 28, 2006 (re-stated)
Total assets	$ 10,815,156	$ 10,170,448	$ 6,122,078	$ 4,668,430
Mineral property interests and deferred exploration costs	8,770,354	7,195,945	4,014,793	2,901,682
Working capital	1,733,607	2,707,818	1,681,106	1,433,988
Shareholders’ equity	10,367,688	9,897,559	5,770,714	4,411,420
Revenues	-	-	-	-
Net loss	(312,634)	(915,834)	(394,601)	(308,710)
Loss per share	$ (0.02)	$ (0.05)	$ (0.03)	$ (0.01)

Fiscal 2005

	Three month periods ended
	November 30, 2005 (re-stated)	August 31, 2005 (re-stated)	May 31, 2005 (re-stated)	February 28, 2005
Total assets	$ 4,147,110	$ 3,892,750	$ 2,621,602	$ 2,882,239
Mineral property interests and deferred exploration costs	1,894,875	757,734	21,773	-
Working capital	1,996,122	2,898,919	2,531,800	2,818,109
Shareholders’ equity	3,905,815	3,730,197	2,574,799	2,836,093
Revenues	-	-	-	-
Net loss	(185,673)	(373,599)	(573,493)	(148,415)
Loss per share	$ (0.02)	$ (0.03)	$ (0.05)	$ (0.01)

Quarterly results can vary significantly, depending upon the timing of property acquisitions/dispositions, exploration expenditures, financings and stock option grants/exercises (see “Results of Operations”).

Three months ended November 30, 2006 compared with three months ended November 30, 2005

During the three month period ended November 30, 2006, the Company incurred a loss of $312,634 compared to $185,673 in the comparable period of the prior year, or an increase of $126,961.  The principal reason for this increase was higher stock-based compensation charges during the quarter of $92,886, together with higher professional fees and shareholder communications costs consistent with the Company’s increased activity level. Other expense categories were comparable on a period over period basis.

LIQUIDITY

The Company has no revenue generating operations from which it can internally generate funds.  It relies on either the sale of its own shares as needed, or the sale or option of its mineral properties.  This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.

At November 30, 2006, the Company had working capital of $1,733,607 (2005 -$1,996,122) and a cumulative deficit of $9,837,799 (2005 - $7,830,510).  Subsequent to the year ended November 30, 2006, the Company closed a private placement of 3,500,000 units at $2.00 per unit on March 9, 2007 for gross proceeds of $7,000,000.  The Company also issued 207,000 commission units and paid $76,000 in cash and $30,000 in expenses in connection with the private placement.  Each unit consists of one common share and one-half of a warrant to purchase an additional common share at a price of $2.50 until March 9, 2009.  In connection with this private placement, the Company granted 280,000 compensation warrants to the Underwriters at a price of $2.00 per share until March 9, 2009.  The Company has also received $828,235 (net) through the exercise of warrants and stock options.  As a consequence, the Company believes it is well positioned to cover all operating costs, acquire new properties, and conduct exploration on its current property interests for the next 12 months.

During the year ended November 30, 2006, 1,100,000 shares were issued for property acquisitions.  A payment of $25,000 was paid and 200,000 common shares were issued in connection with the Mackenzie Gold Project, USD 167,000 was paid and 600,000 shares were issued in connection with the acquisition of the Carabaya Uranium Properties in Peru and 300,000 shares were issued in connection with the option to acquire Madero.

CAPITAL RESOURCES

To date, the Company’s ongoing operations have been predominantly financed by private placements and the subsequent exercise of share purchase warrants issued in connection with such private placements.  The exercise of incentive stock options has also been an important source of funding for the Company.  However, the exercise of warrants and incentive stock options is dependent primarily on the market price of the Company’s securities at or near the expiry of such warrants or options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants or stock options will be exercised.  During the year, the Company raised $3,035,000 (2005 - $651,500) from private placements, $2,537,600 (2005 - $929,500) from the exercise of warrants and $537,250 (2005 - $57,500) from the exercise of stock options.  Subsequent to November 30, 2006, an additional 124,956 warrants and 524,792 options were exercised, netting the Company $828,235.

While the Company believes it has sufficient financial resources to carry out its planned exploration activities and maintain its ongoing operations over the next 12 months, additional financings will likely be required to conduct further acquisition, exploration or development work on the Company’s mineral projects beyond the next 12 months.  In addition, if the Company determines to undertake any significant property acquisitions, or to accelerate or increase the size of its currently planned work programs, it will require additional funding (which may come from the exercise of warrants or incentive stock options, although there can be n o guarantee of this).  While the Company has been successful in raising the necessary funds to carry on its operations in the past, there can be no assurance it will be able to continue to do so.

The Company has not entered into any long-term lease commitments nor is the Company subject to any mineral property commitments other than those outlined under “The Business of the Company” above.

OFF BALANCE SHEET TRANSACTIONS

The Company has no off balance sheet transactions.

TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the year, the Company engaged in the following transactions with related parties:

a)

The Company paid consulting fees of $324,621 (2005 - $163,856) (2004 $584,260) to directors and $144,463 (2005 – $28,000) (2004 - Nil) to officers.  The Company paid legal fees of $22,292 (2005 - Nil) (2004 - Nil) to a law firm of which an officer is a shareholder.

b)

The Company paid rent and administration fees of $66,937 (2005 - $55,867) (2004 - $3,996) to Cardero Resource Corp. (“Cardero”), a public company related by a common director and officers, and $3,000 (2005 - Nil) (2004 - Nil) to a director.

c)

Amounts due to related parties of $40,250 (2005 - $40,084) (2004 - $25,525) is comprised of $4,708 (2005 - $5,000) (2004 - $8,780) to directors and officers for consulting, $4,532 (2005 - $4,931) (2004 - $2,461)) to Cardero for rent and administration expenses, and $31,010 (2005 - $30,153) (2004 - $14,284) to directors for expense reimbursements.

PROPOSED TRANSACTIONS

Although the Company is currently investigating a number of additional property acquisitions in Argentina, as at the date of this MD&A there are no proposed transactions where the board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Areas requiring the use of estimates include the rates of amortization for equipment, the recovery of resource property interests, the assumptions used in the determination of the fair value of stock-based compensation and the determination of the valuation allowance for future income tax assets.  Management believes the estimates are reasonable, however, actual results could differ from those estimates and would impact future results of operations and cash flows.

CHANGES IN ACCOUNTING POLICIES

On December 1, 2005, the Company changed its accounting policy to capitalizing all costs related to investments in mineral property interests on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures net of recoveries.  This change in policy has been retroactively applied.  The effect of the change in accounting policy on the consolidated financial statements of the prior year is to capitalize $1,894,875 of exploration costs that would otherwise have been expensed. The Company believes that given the significantly increased level of exploration activity during the past two fiscal years, together with the benefits of consistent accounting treatment and presentation used by other Canadian exploration companies, that this change in accounting policy will provide better information with respect to its investment in its mineral properties. As stated in their report, the Company’s auditors have concurred with this change in accounting policy.

There have been no other changes in accounting policies since November 1, 2005, being the start of the Company’s most recently completed fiscal year.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, term deposits, restricted cash, receivables, refundable acquisition fee, accounts payable and accrued liabilities and due to related parties.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

CONTROLS AND PROCEDURES

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted as part of the Company’s continuous disclosure requirements is recorded, processed, summarized and reported, within the time periods specified by applicable regulatory authority.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Company reports is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure

EVALUATION OF DISCLOSURE ON CONTROLS AND PROCEDURES

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at November 30, 2006 as required by Canadian securities laws.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that, as of November 30, 2006, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the fiscal year ended November 30, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at March 16, 2007)

1.

Authorized and Issued capital stock:

Authorized	Issued	Value
An unlimited number of common shares without par value	24,897,890	$26,558,920

2.

Options Outstanding:

Number	Exercise Price	Expiry Date
150,000	$0.70	May 5, 2007
50,000	$1.05	August 29, 2007
45,000	$1.00	November 3, 2007
75,000	$1.12	November 24, 2007
75,000	$1.41	December 5, 2007
75,000	$1.45	March 7, 2008
395,000	$1.80	August 14, 2008
250,000	$1.65	November 7, 2008
50,000	$1.72	November 15, 2008
400,000	$2.00	December 5, 2008
500,000	$3.10	February 28, 2009

3.

Warrants Outstanding:

Number	Exercise Price	Expiry Date
150,000	$2.25	January 12, 2008
615,000	$2.25	January 12, 2008
85,000	$2.25	January 13, 2008
1,750,000	$2.50	March 9, 2009

4.

Warrants/Agent’s Options Outstanding:

Number	Exercise Price	Expiry Date
78,208	$2.00	January 13, 2008
207,000	$2.00	March 9, 2009
16,544	$2.25	January 12, 2008
103,499	$2.50	March 9, 2009

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent interim unaudited and audited financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.wealthminerals.com.